EXHIBIT 99.1

FreeSeas Inc. Announces Date for Release of Fourth Quarter and Year-End 2007 Financial Results

 Earnings Release: Friday, March 28, 2008, Prior to the Conference Call

   Conference Call and Webcast: Friday, March 28, 2008, At 8:30 am EDT

PIRAEUS, Greece, March 26, 2008 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, announced today that the Company will report earnings for the fourth quarter and year-ended December 31, 2007 prior to the open of the market on Friday, March 28, 2008.

That same morning, at 8:30 am Eastern Time, the Company will also host a conference call to review the results as well as management's outlook for the business. The call, which will be hosted by FreeSeas' management, may contain information beyond what is included in the earnings press release.

To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.973.582.2741 five minutes prior to the starting time. The Conference ID is 39996635.

Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.800.642.1687 from inside the United States or Canada and +1.706.645.9291 from outside the United States or Canada and entering the Conference ID 39996635.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=46902. The online archive of the broadcast will be available within one hour of the live call at the same web address.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of four Handysize vessels and one Handymax vessel. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr .

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece
          www.freeseas.gr

          Cubitt Jacobs & Prosek Communications
          Investor Relations/Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1.212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          350 Fifth Avenue - Suite 3901
          New York, NY 10118, USA
          www.cjpcom.com